CANPLATS RESOURCES CORPORATION

Interim Financial Report

April 30, 2006

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

To our Shareholders:

Exploration activity during the third quarter ended April 30, 2006 included diamond drill testing of vein and breccia structures on the Mecatona gold-silver property south of Parral in the State of Chihuahua, Mexico as well as regional exploration in north-eastern Chihuahua.

Assay results from the drill program at Mecatona have indicated a broad, near-surface volcanic breccia deposit with gold and silver values typically 1.5 to 2.5 grams of gold equivalent across 10 to 40 meters. The results demonstrate the potential for a bulk-tonnage, open-pitable precious metal deposit. A recently completed trench sampling program has further outlined the surface mineralization. On the adjoining license to the north of the main Mecatona property, a potentially significant vein and replacement-style precious metal zone has been identified and trenching and sampling is currently underway. The encouraging results to date are within a very favourable geologic setting that is an extension of an historic highly productive precious metal district. The company looks forward to an expanded drill program later in the year.

Reconnaissance exploration in the quarter carried out by consulting geologists Bud Hillemeyer and Perry Durning in Chihuahua State has led to the recent acquisition of an exploration license to cover base and precious metal stream sediment and rock sample anomalies. The geologic setting and geochemical anomalies suggest there is good potential for a discovery of limestone-hosted, replacement-type, silver-lead-zinc mineralization on the property. Major deposits of this type of polymetallic mineralization in Mexico include Santa Eulalia and Naica, also located in Chihuahua.

On behalf of the board,

“R.E. Gordon Davis”

R.E. Gordon Davis

President

June 20, 2006

CANPLATS RESOURCES CORPORATION

Management Discussion & Analysis

For the Nine Months ended April 30, 2006

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our nine months ended April 30, 2006 unaudited interim consolidated financial results with those of the comparable period of the previous year and is prepared as of June 16, 2006. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information relating to the company is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The loss for the third quarter was $110,381 ($0.00 per share) compared to a loss of $657,337 ($0.02 per share) in the third quarter of the prior year. For the nine months ended April 30, 2006, the loss for the period was $265,971 ($0.01 per share), compared to a loss of $916,764 ($0.03 per share) in the comparable period of the prior year. The decreased loss for the nine months is mainly due to two non-recurring, non-cash items from the prior year, the write-off of mineral properties and the expensing of stock-based compensation. During the quarter ending April 30, 2006, the company incurred $113,313 in expenses compared to $66,521 in the comparable quarter of 2005. The major expenses for the quarter with comparisons for the same quarter of the prior year were $68,006 (2005 – $7,011) relating to general exploration, the majority of which was incurred in Mexico, $24,448 (2005 - $37,399) on investor relations and $9,389 (2005 - $10,454) on salaries. Investor relations expense was $12,951 lower than the comparable quarter in 2005 due mainly to reduced costs associated with an outside investor relations firm. During the current quarter, general exploration was $68,006, up $60,995 compared to the comparable quarter of 2005, due to the company’s increased activity in Mexico. In January 2006, the company retained two experienced and successful geologists to conduct ongoing property examinations and regional exploration in northern Mexico.

After interest income of $7,774 (2005 - $3,960) and foreign exchange loss of $4,779 (2005 - $3,806 gain), the loss for the third quarter was $110,381 ($0.00 per share) compared to a loss of $657,337 ($0.02 per share) in the third quarter of the prior year. The foreign exchange loss arose principally from the impact of a weakening Mexican peso on the working capital in our Mexican subsidiary.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

			2006 $	2005 $				2004 $
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(110,381)	(111,284)	(44,306)	(576,983)(1)	(657,337)(2)	(152,756)	(106,671)	(892,652)(3)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.00)	(0.02)	(0.02)	(0.01)	(0.00)	(0.05)

(1)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.

(2)

During the third quarter of 2005, the company wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

(3)

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written-off relating to the Voltaire-Johnspine property, $183,204 written-off relating to the Posh property and $266,300 in expensing of values assigned to options granted during the year.

LIQUIDITY AND CAPITAL RESOURCES

A total of $217,440 in cash was spent during the quarter on mineral properties compared to $410,752 in the comparable quarter of 2005. In Mexico, $115,334 was spent on exploration drilling at the Mecatona property during the quarter.

At April 30, 2006, the company had $832,940 in working capital, compared to $445,314 in working capital at the beginning of the current fiscal year. The company’s working capital will enable it to meet its current financial obligations for the balance of its fiscal year. The ability of the company to continue as a going-concern depends on its ability to raise additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

RELATED PARTY TRANSACTIONS

For the nine months ending April 30, 2006, the company was billed and accrued $204,272 (2005 - $288,231) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at April 30, 2006 is $103,123 (2005 - $197,492) due to Silver Standard.

DISCLOSURE CONTROLS AND PROCEDURES

The company has designed and has in place disclosure controls and procedures that are necessary to provide reasonable assurance that material information has been made available to management in preparation of its annual filings. In addition, management has determined that such controls and procedures are working effectively.

CHANGES IN ACCOUNTING POLICIES

The interim consolidated financial statements for the period ending April 30, 2006 follow the same accounting policies and methods of application as the most recent annual statements.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the unaudited interim Consolidated Financial Statements and related notes for the nine months ended April 30, 2006 that is available on Canplats’ website at www.canplats.com, on the Canadian Securities Administrators’ web site at www.sedar.com or on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

OUTSTANDING SHARE DATA

The authorized capital consists of an unlimited number of common shares without par value. As of June 16, 2006 the following common shares, options and share purchase warrants were outstanding:

Number of Shares		Exercise Price	Expiry Date
Issued and outstanding common shares	34,922,806
Stock options outstanding	610,000	$0.30 - $0.37	Sept. 16/06 – Jan. 12/08
Warrants outstanding	2,715,250	$0.25 / $0.35	January 26, 2007 / 2008
Fully diluted	38,248,056

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

NOTICE TO READER

These interim consolidated financial statements for the nine months ended April 30, 2006 of Canplats Resources Corporation have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation

(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	April 30	July 31
	2006	2005
	$	$
	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	978,127	486,251
Receivables	55,408	99,348
Prepaid expense	13,866	1,911
Total current assets	1,047,401	587,510
Mineral properties	2,142,704	1,716,483
Property, plant and equipment	-	22,018
Total assets	3,190,105	2,326,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	111,338	54,666
Due to related parties (note 5)	103,123	87,530
	214,461	142,196

Future income tax liability	141,800	119,500
Total liabilities	356,261	261,696

Shareholders’ equity
Share capital issued (note 4)	12,127,358	11,340,245

Value assigned to stock options and warrants	363,187	431,250

Contributed surplus (note 4(b) & (c))	316,450	-

Deficit	(9,973,151)	(9,707,180)
Total shareholders’ equity	2,833,844	2,064,315
Total liabilities and shareholders’ equity	3,190,105	2,326,011

On behalf of the Board:

“R.E. Gordon Davis” ______________________________ R.E. Gordon Davis, Director	“James W. Tutton” ______________________________ James W. Tutton, Director

Canplats Resources Corporation

(an exploration stage company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited - expressed in Canadian dollars)

	Three Months Ended April 30		Nine Months Ended April 30
	2006	2005	2006	2005
	$	$	$	$

Expenses
Bank charges	546	163	1,178	988
General exploration	68,006	7,011	98,113	14,622
Insurance	-	1,704	10,457	5,904
Investor relations	24,448	37,399	67,293	131,534
Legal, accounting and audit	2,250	2,250	8,250	8,980
Listing and filing fees	4,186	3,400	13,312	7,651
Office	501	945	5,904	1,719
Salaries	9,389	10,454	46,650	39,442
Salaries - stock-based compensation	-	-	-	111,000
Shareholder relations	970	488	11,352	27,044
Telephone	1	7	2	36
Transfer agents	3,016	2,700	9,008	9,275
	(113,313)	(66,521)	(271,519)	(358,195)

Other income
Interest income	7,774	3,960	11,494	18,499
Foreign exchange gain (loss)	(4,779)	3,806	(12,175)	(1,910)
Recovery (write-off) of mineral property	(63)	(598,582)	6,229	(610,758)
Future income tax recovery	-	-	-	35,600
	2,932	(590,816)	5,548	(558,569)

Loss for the period	(110,381)	(657,337)	(265,971)	(916,764)

Deficit, beginning of the period	(9,862,770)	(8,472,860)	(9,707,180)	(8,213,433)
Deficit, end of the period	(9,973,151)	(9,130,197)	(9,973,151)	(9,130,197)

Weighted average number of issued shares	34,895,804	29,442,306	31,319,658	29,317,214
Basic and diluted loss per share	(0.00)	(0.02)	(0.01)	(0.03)

Canplats Resources Corporation

(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in Canadian dollars)

	Three Months Ended April 30		Nine Months Ended April 30
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(110,381)	(657,337)	(265,971)	(916,764)
Non-cash items
Valuation of options issued	-	-	-	111,000
Mineral property (recovery) written-off	63	598,582	(6,229)	610,758
Future income tax recovery	-	-	-	(35,600)
	(110,318)	(58,755)	(272,200)	(230,606)
Net changes in non-cash working capital items:
Amounts receivable and prepaid expenses	3,691	(48,593)	31,985	4,935
Accounts payable and accrued liabilities	71,974	84,246	62,901	79,282
Due to related parties	74,910	147,556	15,593	187,075
Cash from (used in) operating activities	40,257	124,454	(161,721)	40,686

INVESTING ACTIVITIES
Mineral property costs	(217,440)	(410,752)	(401,625)	(909,131)
Proceeds on sale of fixed assets	-	-	19,722	-
Cash used in investing activities	(217,440)	(410,752)	(381,903)	(909,131)

FINANCING ACTIVITIES
Shares issued for cash	5,500	-	1,035,500	105,500
Share issue costs	-	-	-	(675)
Cash provided by financing activities	5,500	-	1,035,500	104,825

Increase (decrease) in cash	(171,683)	(286,298)	491,876	(763,620)

Cash and cash equivalents, beginning of period	1,149,810	1,103,090	486,251	1,580,412
Cash and cash equivalents, end of period	978,127	816,792	978,127	816,792

Supplemental cash flow information

Non-cash financing activities
Value assigned to options granted	-	-	-	111,000
Future income tax recovery	-	-	-	(35,600)

Non-cash investing activities
Mineral properties written-off	-	(598,582)	-	(610,758)
Amortization capitalized in mineral property	-	-	(2,296)	9,163
Future tax effects for mineral properties	(14,100)	-	(22,300)	-

Canplats Resources Corporation

(an exploration stage company)

Mineral Property Costs

For the nine months ended April 30, 2006

(unaudited – expressed in Canadian dollars)

	Rodeo (Mexico) $	Yerbabuena (Mexico) $	El Rincon (Mexico) $	Mecatona (Mexico) $	Total $

Balance, August 1, 2005	699,999	908,536	107,948	-	1,716,483
Acquisition costs	-	28,947	5,883	17,210	52,040
Assaying	(41)	7,317	-	9,930	17,206
Capital assets	230	643	-	1,423	2,296
Claim taxes	13,007	5,545	-	28,246	46,798
Consulting and contracting services	-	2,659	-	3,509	6,168
Drafting salaries and consulting	472	-	-	8,093	8,565
Drilling	-	-	-	115,334	115,334
Foreign exchange gain	(50)	(664)	-	1,074	360
Geology consult	-	-	-	30,250	30,250
Geology salaries	7,435	208	-	11,042	18,685
Geophysics	-	-	1,106	-	1,106
Heavy equipment	3,631	3,081	-	478	7,190
Legal	230	877	-	2,519	3,626
Licenses and government fees	-	-	-	10,132	10,132
Living costs and travel	2,232	2,391	-	4,244	8,867
Maps, prints and film	300	186	-	273	759
Office expense	518	613	-	(101)	1,030
Storage	-	12,142	-	2,747	14,889
Supervision and labour	13,114	32,644	-	7,989	53,747
Supplies	-	2,760	-	2,113	4,873
Exploration costs for the period	41,078	70,402	1,106	239,295	351,881
Property costs associated with future income tax	7,796	10,604	1,209	2,691	22,300
Balance, April 30, 2006	748,873	1,018,489	116,146	259,196	2,142,704

Canplats Resources Corporation

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2006

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing gold mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company. Certain comparative figures have been reclassified to reflect the presentation used in our most recent annual audited consolidated financial statements.

These consolidated interim financial statements include the accounts of the company and its subsidiary, Canplats Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Canplats Resources Corporation

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2006

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

4.	SHARE CAPITAL

Authorized:	Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2005	29,442,306	11,340,245
Issued during the period
For cash
Private placement (a)	5,150,000	790,840
Exercise of options	50,000	5,500
Finder’s fees on private placement (a)	280,500	43,073
Assigned value of options exercised	-	3,800
Share issue costs (a)	-	(56,100)
Balance, April 30, 2006	34,922,806	12,127,358

(a)

In January 2006, the company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000. The gross proceeds were assigned values of $790,840 to the shares and $239,160 to the warrants. Each unit consisted of one common share and one half of a common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% (280,500 units valued at $56,100) was paid in units on a portion of the placement. The values assigned to these finder’s fee units was $43,073 to the shares and $13,027 to the warrants.

The fair value of the common share purchase warrants issued as part of the private placement was based on the Black Scholes pricing model, using the following assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.85
Expected life (years)	2.0
Expected volatility (%)	104

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Canplats Resources Corporation

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2006

(b)	Stock Options

At April 30, 2006, the number of common share stock options outstanding was 610,000. Of these 75,000 are priced at $0.30 to expire on September 16, 2006 and 535,000 are priced at $0.37 to expire on January 12, 2008.

During the quarter ended April 30, 2006, 1,170,000 common share stock options expired. On expiry, the assigned value of $251,450 for these options was moved from values assigned to stock options to contributed surplus.

(c)	Warrants

At April 30, 2006, 2,715,250 share purchase warrants were outstanding with an exercise price of $0.25 up to January 26, 2007 and $0.35 from January 27, 2007 to January 26, 2008. If the shares of the company trade at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants. These warrants expire on January 26, 2008.

During the nine months ended April 30, 2006, 5,870,000 share purchase warrants expired. On expiry, the assigned value of $65,000 for these warrants was moved from values assigned to warrants to contributed surplus.

5.	RELATED PARTY TRANSACTIONS

For the nine months ending April 30, 2006, the company was billed and accrued $204,272 (2005 - $288,231) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in amounts payable at April 30, 2006 is $103,123 (2005 - $197,492) due to Silver Standard.

6.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

April 30, 2006
	Canada $	Mexico $	Total $
Loss for the year	(215,824)	(50,147)	(265,971)
Total assets	1,411,998	1,778,107	3,190,105

April 30, 2005
	Canada $	Mexico $	Total $
Loss for the year	(799,587)	(117,177)	(916,764)
Total assets	1,685,027	1,302,784	2,987,811